SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 9)*

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

AMN Healthcare Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

001744101

(CUSIP Number)

Goldman, Sachs & Co. Attention: Ben I. Adler, Esq. 200 West Street New York, New York 10282 (212) 902-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

1	NAMES OF REPORTING PERSONS The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,577 (See Item 5 below)
	8	SHARED VOTING POWER 2,125,662 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 4,577 (See Item 5 below)
	10	SHARED DISPOSITIVE POWER 1,911,450 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,130,239 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.8% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) HC-CO

1	NAMES OF REPORTING PERSONS Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF; WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,125,662 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,911,450 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,125,662 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.8% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) BD-PN-IA

1	NAMES OF REPORTING PERSONS GSUIG, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,041,274 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,827,062 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,041,274 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.6% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) OO

This Amendment No. 9 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”) and GSUIG, L.L.C. (“GSUIG”) (each, a “Reporting Person” and collectively, the “Reporting Persons”)1 with the SEC on September 13, 2010, as amended by Amendment No. 1 to such statement filed with the SEC on December 17, 2010, Amendment No. 2 to such statement filed with the SEC on June 16, 2011, Amendment No. 3 to such statement filed with the SEC on July 8, 2011, Amendment No. 4 to such statement filed with the SEC on May 7, 2012, Amendment No. 5 to such statement filed with the SEC on June 1, 2012, Amendment No. 6 to such statement filed with the SEC on July 13, 2012, Amendment No. 7 to such statement filed with the SEC on August 13, 2012, and Amendment No. 8 to such statement filed with the SEC on October 12, 2012 (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Unless otherwise indicated herein, the ownership information herein (including on the cover pages hereto) relating to the Common Stock is as of the close of business on October 8, 2012, which was the final “Date of Event Which Requires Filing of this Statement.”

This Amendment relates to each of the following dates for GS Group and Goldman Sachs: (i) September 26, 2012, (ii) October 4, 2012, and (iii) October 8, 2012. Each of such dates constituted a “Date of Event Which Requires Filing of this Statement” because each of their beneficial ownership of the Common Stock decreased by 1% or greater between (1) August 9, 2012, and September 26, 2012, (2) September 26, 2012, and October 4, 2012, and (3) October 4, 2012, and October 8, 2012.

This Amendment relates to each of the following dates for GSUIG: (i) September 25, 2012, (ii) October 2, 2012, (iii) October 4, 2012, and (iv) October 8, 2012. Each of such dates constituted a “Date of Event Which Requires Filing of this Statement” because GSUIG’s beneficial ownership of the Common Stock decreased by 1% or greater between (1) August 9, 2012, and September 25, 2012, (2) September 25, 2012, and October 2, 2012, (3) October 2, 2012, and October 4, 2012, and (4) October 4, 2012, and October 8, 2012.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended to add the following information for updating:

The name, business address, present principal occupation or employment and citizenship of each director of GS Group is set forth on Schedule I hereto and is incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSUIG is set forth on Schedule II-A to the Schedule 13D and is incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which exercises the authority of Goldman Sachs in managing GSUIG, is set forth on Schedule II-B to the Schedule 13D and is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto or Schedules II-A or II-B to the Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

[1]

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Exchange Act.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

The Reporting Persons intend to sell shares of Common Stock beneficially owned by them from time to time as they determine appropriate depending upon market conditions, subject to compliance with applicable law and the Stockholders Agreement.

Sales of shares of Common Stock may be made by each Reporting Person, at any time and from time to time, in the open market (including, without limitation, under Rule 144 and/or pursuant to the resale registration statement filed by the Issuer pursuant to the Registration Rights Agreement that was declared effective by the SEC), in privately negotiated transactions or otherwise. Each Reporting Person may also acquire additional securities of the Issuer from time to time. As stated in the Schedule 13D, the Reporting Persons intend to act in accordance with the terms of the Stockholders Agreement and the Registration Rights Agreement for as long as such agreements remain in effect. Subject to the foregoing, each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, subject to compliance with the terms of the Stockholders Agreement, each Reporting Person reserves the right to change its intentions, as it deems appropriate.

In addition, the Reporting Persons may engage in discussions with management and members of the board of directors of the Issuer regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) cause any of the Reporting Persons to distribute (or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be) shares of Common Stock or other securities owned by such Reporting Persons, (ii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (iii) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding Common Stock. To the knowledge of each Reporting Person, each of the persons listed on Schedule I hereto or Schedules II-A and II-B to the Schedule 13D may make similar evaluations from time to time or on an ongoing basis.

Except as set forth in the Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I hereto or Schedules II-A or II-B to the Schedule 13D, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

The information set forth in Item 4 is hereby incorporated herein by reference.

(a) There are 40,834,819 shares of Common Stock issued and outstanding as of August 1, 2012, as reported by the Issuer in its Form 10-Q filed with the SEC on August 7, 2012, plus (as applicable) (i) 1,800,000 shares of Common Stock that have been issued to GSUIG since August 1, 2012, upon conversion by GSUIG of 1,800,000 shares of Preferred Stock in the aggregate through October 8, 2012, or (ii) 3,206,102 shares of Common Stock that have been issued to GSUIG since August 1, 2012, upon conversion by GSUIG of 3,206,102 shares of Preferred Stock in the aggregate through October 25, 2012.

(i) As of the close of business on October 8, 2012 (which was the final “Date of Event Which Requires Filing of this Statement”), GS Group may be deemed to have beneficially owned 2,130,239 shares of Common Stock in the aggregate, consisting of (i) 420,960 shares of Common Stock issued to GSUIG, (ii) 1,620,314 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG, (iii) 84,388 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, (iv) 2,071 shares of Common Stock issued pursuant to the Restricted Stock Unit Agreement and (v) 2,506 shares of Common Stock issued pursuant to the SAR Agreement, representing in the aggregate beneficial ownership of approximately 4.8% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(ii) As of the close of business on October 8, 2012 (which was the final “Date of Event Which Requires Filing of this Statement”), Goldman Sachs may be deemed to have beneficially owned 2,125,662 shares of Common Stock in the aggregate, consisting of (i) 420,960 shares of Common Stock issued to GSUIG, (ii) 1,620,314 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG and (iii) 84,388 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate beneficial ownership of approximately 4.8% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(iii) As of the close of business on October 8, 2012 (which was the final “Date of Event Which Requires Filing of this Statement”), GSUIG may be deemed to have beneficially owned 2,041,274 shares of Common Stock in the aggregate, consisting of (i) 420,960 shares of Common Stock issued to GSUIG, (ii) 1,620,314 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG, representing in the aggregate beneficial ownership of approximately 4.6% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(iv) As of the close of business on October 25, 2012, GS Group may be deemed to have beneficially owned 303,177 shares of Common Stock in the aggregate, consisting of (i) 214,212 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG, (ii) 84,388 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, (iii) 2,071 shares of Common Stock issued pursuant to the Restricted Stock Unit Agreement and (iv) 2,506 shares of Common Stock issued pursuant to the SAR Agreement, representing in the aggregate beneficial ownership of approximately 0.7% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(v) As of the close of business on October 25, 2012, Goldman Sachs may be deemed to have beneficially owned 298,600 shares of Common Stock in the aggregate, consisting of (i) 214,212 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG and (ii) 84,388 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate beneficial ownership of approximately 0.7% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(vi) As of the close of business on October 25, 2012, GSUIG may be deemed to have beneficially owned 214,212 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG, representing in the aggregate beneficial ownership of approximately 0.5% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its

subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

The aggregate number of shares of Common Stock described above does not include shares of Common Stock beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder by the SEC, in which GS Group, Goldman Sachs or GSUIG may be deemed a member.

As a result of certain of the matters described in Item 4 in the Schedule 13D, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, with, among others, the NFI Parties. As of the close of business on October 8, 2012, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the other NFI Parties, based on available information, is 3,973,302, which represents approximately 8.8% of the Common Stock. As of the close of business on October 25, 2012, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the other NFI Parties, based on available information, is 2,174,472, which represents approximately 4.8% of the Common Stock. The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by the NFI Parties who are parties to the Stockholders Agreement, other than GSUIG. Each of the Reporting Persons disclaims membership in any “group” with any person or entity and disclaims beneficial ownership of any shares of Common Stock owned by the NFI Parties to the Stockholders Agreement, other than GSUIG.

(b) Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

As of the close of business on October 8, 2012, and October 25, 2012, pursuant to Section 1.4 of the Escrow Agreement, each Reporting Person had the right to vote 214,211 shares of Preferred Stock (which vote on a 1:1 as-converted to Common Stock basis) that were held in escrow (and were subject to forfeiture) to satisfy claims by the Issuer arising with respect to indemnification obligations of GSUIG, and transaction consideration adjustments, under the Merger Agreement. The Reporting Persons do not have the right to dispose of any of such 214,211 shares of Preferred Stock while in escrow. Accordingly, the number of shares of Common Stock over which each Reporting Person has sole or shared power to vote or direct the vote thereof is greater than the number of shares of Common Stock over which each Reporting Person has sole or shared power to dispose or direct the disposition thereof. 463,773.68 shares of Preferred Stock that were previously held in escrow were released from escrow to GSUIG on September 7, 2012.

(c) Except as set forth on Schedule A attached hereto, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto or Schedules II-A or II-B to the Schedule 13D, since August 9, 2012 (which was the “Date of Event Which Requires Filing of this Statement” for Amendment No. 8 to the Schedule 13D, which amended and restated Amendment No. 7 in its entirety) through October 25, 2012. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. The transactions in the Common Stock set forth on Schedule A were effected in open market transactions on the New York Stock Exchange, the over-the-counter market and various other trading markets.

(d) Except for clients of Goldman Sachs or another subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

(e) Each of the Reporting Persons ceased to have beneficial ownership of greater than 5% of the Common Stock on October 8, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 8, 2012

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

Dated November 8, 2012

GOLDMAN, SACHS & CO.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

Dated November 8, 2012

GSUIG, L.L.C.

By:	/s/ Yvette Kosic
Name:	Yvette Kosic
Title:	Attorney-in-fact

SCHEDULE I

The name of each director of The Goldman Sachs Group, Inc. is set forth below.

The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282.

Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden, and Lakshmi N. Mittal, who is a citizen of India. Adebayo O. Ogunlesi is also a citizen of Nigeria. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.

Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.

M. Michele Burns	Executive Director and Chief Executive Officer of the Retirement Policy Center

Claes Dahlback	Senior Advisor to Investor AB and Foundation Asset Management

Stephen Friedman	Chairman of Stone Point Capital LLC

William W. George	Professor of Management Practice at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.

James A. Johnson	Vice Chairman of Perseus LLC

Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.

Adebayo O. Ogunlesi	Chairman and Managing Partner of Global Infrastructure Partners, LLP

James J. Schiro	Former Chief Executive Officer of Zurich Financial Services

Debora L. Spar	President of Barnard College

SCHEDULE III

On July 15, 2010, Goldman, Sachs & Co. (“Goldman Sachs”) agreed with the Securities and Exchange Commission (the “SEC”) to settle the SEC’s pending case against Goldman Sachs relating to disclosures in the ABACUS 2007-AC1 CDO offering. Goldman Sachs consented to the entry of a final judgment by the court, which approved the settlement, providing for the payment of penalties and disgorgement totaling $550 million, Goldman Sachs’s implementation of certain remedial measures focused on offerings of mortgage-related securities and an injunction against violating Section 17(a) of the Securities Act of 1933, as amended (the “Securities Act”), in the offer or sale of any security. The conduct of Goldman Sachs alleged in the SEC’s complaint involved an offering of a synthetic collateralized debt obligation, which referenced a portfolio of synthetic residential mortgage-backed securities, by Goldman Sachs or its affiliates to qualified institutional buyers in reliance on the exemption from registration under the Securities Act provided by Rule 144A and to non-U.S. persons in reliance on the safe harbor from registration provided by Regulation S. Specifically, the complaint alleged that the offering materials, in describing the Portfolio Selection Agent for the portfolio of synthetic residential mortgage-backed securities, should have disclosed that the hedge fund assuming the short side of the transaction had played a role in the selection process. In its consent to the judgment, Goldman Sachs acknowledged that it was a mistake not to disclose the role of the hedge fund.

The SEC has alleged that the huddles program of Goldman Sachs - a practice where Goldman Sachs equity research analysts allegedly provided their best trading ideas to Goldman Sachs traders and a select group of Goldman Sachs top clients – created a serious and substantial risk that analysts would share material nonpublic information concerning their published research with Asymmetric Service Initiative (“ASI”) clients and firm traders. The SEC alleged that Goldman Sachs willfully violated Section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by failing to establish, maintain, and enforce adequate policies and procedures to prevent such misuse in light of the risks arising from the huddles and ASI. Without admitting or denying such violations, Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Sections 15(b) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease and Desist Order on April 12, 2012 (the “ASI Order”) by the SEC pursuant to which Goldman Sachs (i) shall cease and desist from committing or causing any violations and any future violations of Section 15(g) of the Exchange Act; (ii) is censured; (iii) paid a total civil money penalty of $22 million on April 19, 2012, $11 million of which was paid to the Financial Industry Regulatory Authority in a related proceeding, and $11 million of which was paid to the SEC, and (iv) shall comply with certain other undertakings, including a comprehensive review, including recommendations, of the policies, procedures and practices maintained and implemented by Goldman Sachs pursuant to Section 15(g) of the Exchange Act that relate to the findings of the ASI Order.

Starting in July 2008, Neil M.M. Morrison (“Morrison”) was employed by Goldman Sachs to solicit municipal underwriting business from, among others, the Commonwealth of Massachusetts Treasurer’s Office. From November 2008 to October 2010, Morrison was also substantially engaged in the political campaigns, including the November 2010 Massachusetts gubernatorial campaign, for Timothy P. Cahill (“Cahill”), the then-Treasurer of Massachusetts. Morrison worked on Cahill’s campaign during work hours using firm resources. Morrison also made a secret, undisclosed cash campaign contribution to Cahill. Within two years of Morrison’s contribution, Goldman Sachs engaged in municipal securities business with issuers associated with Cahill as Treasurer and as a candidate for Governor. The SEC alleged that Goldman Sachs’s engagement in municipal securities business with these issuers violated Section 15B(c)(1) of the

Exchange Act and MSRB Rule G-37(b), and that Goldman Sachs’s failure to maintain records of and to report in regulatory filings the contributions and campaign work, and to take steps to ensure that the attributed contributions, or campaign work or the conflicts of interest raised by them were disclosed in bond offering documents, violated MSRB Rules G-8, G-9, G-17, G-27 and G-37. Without admitting or denying such violations (except as to the SEC’s jurisdiction over it and the subject matter of the proceedings), Goldman Sachs consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings, Pursuant to Sections 15(b), 15B(c)(2) and 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order on September 27, 2012 (the “Morrison Order”). Goldman Sachs agreed to cease and desist from committing or causing any violations and any future violations of Section 15B(c)(1) of the Exchange Act, MSRB Rule G-37(b), MSRB Rule G-17, MSRB Rule G-27, MSRB Rule G-37(e), MSRB Rule G-8 and MSRB Rule G-9. Goldman Sachs is censured and was required to pay disgorgement of $7,558,942 and prejudgment interest of $670,033. Of the $7,558,942 in disgorgement, $2,120,547 will be deemed satisfied by Goldman Sachs’s payment of $1,512,902 to the Commonwealth of Massachusetts and $607,645 to the Massachusetts Water Pollution Abatement Trust in a related action by the Commonwealth of Massachusetts. The remaining $5,438,395 and prejudgment interest of $670,033 was required to be paid to the SEC for remittance to the United States Treasury. Finally, the Morrison Order required Goldman Sachs to pay a civil money penalty in the amount of $3,750,000 to the SEC, of which $1,875,000 will be transferred to the MSRB in accordance with Section 15B(c)(9)(A) of the Exchange Act, and of which the remaining $1,875,000 will be transferred to the United States Treasury. The disgorgement, prejudgment interest and civil money penalty were all paid in full by submission of a wire to the SEC on October 3, 2012, and by submission of checks to the Commonwealth of Massachusetts and the Massachusetts Water Pollution Abatement Trust on October 4, 2012.

Schedule A

Purchases

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Purchased	Price Per Share
8/10/2012	100	$6.455000
8/10/2012	100	$6.520000
8/10/2012	100	$6.530000
8/10/2012	100	$6.530000
8/10/2012	100	$6.530000
8/10/2012	100	$6.530000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.545000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.560000
8/10/2012	100	$6.565000
8/10/2012	100	$6.575000
8/10/2012	100	$6.575000
8/10/2012	100	$6.590000
8/10/2012	100	$6.590000
8/10/2012	100	$6.600000
8/10/2012	100	$6.600000

Purchases

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Purchased	Price Per Share
8/10/2012	100	$6.600000
8/10/2012	100	$6.610000
8/10/2012	100	$6.610000
8/10/2012	100	$6.620000
8/10/2012	100	$6.620000
8/10/2012	100	$6.620000
8/10/2012	100	$6.620000
8/10/2012	100	$6.630000
8/10/2012	100	$6.630000
8/10/2012	100	$6.640000
8/10/2012	100	$6.650000
8/10/2012	100	$6.650000
8/10/2012	100	$6.660000
8/10/2012	100	$6.670000
8/10/2012	100	$6.670000
8/10/2012	100	$6.680000
8/10/2012	100	$6.680000
8/10/2012	200	$6.540000
8/10/2012	200	$6.695000
8/10/2012	600	$6.550000
8/10/2012	100	$6.420000
8/10/2012	100	$6.520000
8/10/2012	100	$6.530000
8/10/2012	100	$6.530000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.570000
8/10/2012	100	$6.580000
8/10/2012	100	$6.580000
8/10/2012	100	$6.610000
8/10/2012	100	$6.610000

Purchases

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Purchased	Price Per Share
8/10/2012	100	$6.610000
8/10/2012	100	$6.610000
8/10/2012	100	$6.620000
8/10/2012	100	$6.630000
8/10/2012	100	$6.630000
8/10/2012	100	$6.660000
8/10/2012	100	$6.670000
8/10/2012	100	$6.670000
8/10/2012	100	$6.680000
8/10/2012	100	$6.690000
8/10/2012	200	$6.610000
8/10/2012	200	$6.620000
8/10/2012	200	$6.630000
8/10/2012	200	$6.670000
8/10/2012	200	$6.680000
8/10/2012	400	$6.550000
8/10/2012	6	$6.630000
8/10/2012	94	$6.630000
8/10/2012	100	$6.510000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.570000
8/10/2012	100	$6.570000
8/10/2012	100	$6.580000
8/10/2012	100	$6.600000
8/10/2012	100	$6.610000
8/10/2012	100	$6.670000
8/10/2012	100	$6.670000
8/10/2012	1	$6.530000
8/10/2012	57	$6.560000
8/10/2012	100	$6.440000
8/10/2012	99	$6.530000
8/10/2012	100	$6.510000
8/10/2012	100	$6.530000
8/10/2012	100	$6.530000
8/10/2012	100	$6.540000

Purchases

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Purchased	Price Per Share
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.560000
8/10/2012	100	$6.560000
8/10/2012	100	$6.570000
8/10/2012	100	$6.570000
8/10/2012	100	$6.580000
8/10/2012	100	$6.590000
8/10/2012	100	$6.600000
8/10/2012	100	$6.600000
8/10/2012	100	$6.600000
8/10/2012	100	$6.610000
8/10/2012	100	$6.610000
8/10/2012	100	$6.610000
8/10/2012	100	$6.650000
8/10/2012	100	$6.650000
8/10/2012	100	$6.660000
8/10/2012	100	$6.670000
8/10/2012	100	$6.670000
8/10/2012	100	$6.670000
8/10/2012	100	$6.680000
8/10/2012	100	$6.680000
8/10/2012	100	$6.680000
8/10/2012	100	$6.680000
8/10/2012	100	$6.680000
8/10/2012	100	$6.695000
8/10/2012	200	$6.540000
8/10/2012	200	$6.620000
8/10/2012	200	$6.640000

Purchases

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Purchased	Price Per Share
8/10/2012	30	$6.680000
8/10/2012	70	$6.680000
8/10/2012	100	$6.610000
8/10/2012	100	$6.620000
8/10/2012	64	$6.630000
8/10/2012	100	$6.530000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.580000
8/10/2012	100	$6.580000
8/10/2012	100	$6.580000
8/10/2012	100	$6.590000
8/10/2012	100	$6.610000
8/10/2012	100	$6.610000
8/10/2012	100	$6.620000
8/10/2012	100	$6.630000
8/10/2012	100	$6.680000
8/10/2012	136	$6.630000
8/10/2012	200	$6.610000
8/10/2012	200	$6.680000
8/10/2012	300	$6.630000
8/10/2012	100	$6.530000
8/10/2012	100	$6.550000
8/10/2012	100	$6.555000
8/10/2012	100	$6.555000
8/10/2012	100	$6.565000
8/10/2012	100	$6.575000
8/10/2012	100	$6.650000
8/10/2012	100	$6.650000
8/10/2012	100	$6.660000
8/10/2012	100	$6.680000
8/10/2012	100	$6.680000

Purchases

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Purchased	Price Per Share
8/10/2012	100	$6.695000
8/10/2012	100	$6.695000
8/10/2012	100	$6.695000
8/10/2012	20	$6.610000
8/10/2012	80	$6.610000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.550000
8/10/2012	100	$6.570000
8/10/2012	100	$6.580000
8/10/2012	100	$6.590000
8/10/2012	100	$6.600000
8/10/2012	100	$6.600000
8/10/2012	100	$6.610000
8/10/2012	100	$6.680000
8/10/2012	200	$6.540000
8/10/2012	19	$6.530000
8/10/2012	33	$6.540000
8/10/2012	67	$6.540000
8/10/2012	81	$6.530000
8/10/2012	100	$6.530000
8/10/2012	100	$6.530000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.540000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000

Purchases

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Purchased	Price Per Share
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.560000
8/10/2012	100	$6.575000
8/10/2012	100	$6.590000
8/10/2012	100	$6.590000
8/10/2012	100	$6.590000
8/10/2012	100	$6.600000
8/10/2012	100	$6.600000
8/10/2012	100	$6.600000
8/10/2012	100	$6.610000
8/10/2012	100	$6.610000
8/10/2012	100	$6.610000
8/10/2012	100	$6.610000
8/10/2012	100	$6.620000
8/10/2012	100	$6.620000
8/10/2012	100	$6.650000
8/10/2012	100	$6.650000
8/10/2012	100	$6.670000
8/10/2012	100	$6.670000
8/10/2012	100	$6.680000
8/10/2012	100	$6.680000
8/10/2012	100	$6.680000
8/10/2012	200	$6.695000
8/10/2012	300	$6.570000
8/10/2012	30	$6.690000
8/10/2012	70	$6.690000
8/10/2012	100	$6.530000
8/10/2012	100	$6.530000
8/10/2012	100	$6.540000
8/10/2012	100	$6.550000
8/10/2012	100	$6.550000
8/10/2012	100	$6.610000
8/10/2012	100	$6.630000
8/10/2012	100	$6.670000
8/10/2012	100	$6.670000

Purchases

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Purchased	Price Per Share
8/10/2012	100	$6.680000
8/10/2012	100	$6.690000
8/10/2012	100	$6.540000
8/10/2012	18	$6.550000
8/10/2012	100	$6.450000
8/10/2012	100	$6.550000
8/10/2012	339	$6.550000
8/13/2012	320	$6.930000
8/13/2012	320	$6.930000
8/14/2012	2	$6.980000
8/14/2012	4	$6.950000
8/14/2012	20	$6.980000
8/14/2012	100	$6.980000
8/14/2012	100	$6.970000
8/14/2012	100	$6.980000
8/15/2012	1	$7.090000
8/15/2012	1	$7.320000
8/15/2012	1	$7.390000
8/15/2012	2	$7.390000
8/15/2012	20	$7.390000
8/15/2012	94	$7.390000
8/15/2012	672	$7.390000
8/15/2012	672	$7.390000
9/5/2012	1,800	$9.122222
9/5/2012	1,800	$9.122222
9/5/2012	1,800	$9.122222
9/6/2012	1,060	$9.525038
9/6/2012	1,060	$9.525038
9/6/2012	1,060	$9.525038
9/12/2012	5,618	$9.421557
9/12/2012	5,618	$9.421557
9/12/2012	700	$9.310000
9/12/2012	4,918	$9.437400
9/13/2012	1,050	$9.510000
9/13/2012	1,050	$9.510000
9/13/2012	1,050	$9.510000

Purchases

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Purchased	Price Per Share
9/17/2012	3,210	$8.721246
9/17/2012	3,210	$8.721246
9/17/2012	3,210	$8.721246
9/21/2012	672	$8.730000
9/24/2012	672	$8.730000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
8/10/2012	1	$6.310000
8/10/2012	300	$6.400000
8/10/2012	300	$6.420000
8/10/2012	78	$6.430000
8/10/2012	200	$6.440000
8/10/2012	100	$6.450000
8/10/2012	200	$6.455000
8/10/2012	100	$6.460000
8/10/2012	100	$6.465000
8/10/2012	100	$6.470000
8/10/2012	200	$6.500000
8/10/2012	10,831	$6.500000
8/10/2012	400	$6.510000
8/10/2012	1,494	$6.510000
8/10/2012	629	$6.520000
8/10/2012	1,500	$6.520000
8/10/2012	200	$6.525000
8/10/2012	1,583	$6.530000
8/10/2012	3,155	$6.530000
8/10/2012	100	$6.535000
8/10/2012	4,300	$6.540000
8/10/2012	6,946	$6.540000
8/10/2012	1,000	$6.545000
8/10/2012	7,700	$6.550000
8/10/2012	35,534	$6.550000
8/10/2012	200	$6.555000
8/10/2012	1,319	$6.560000
8/10/2012	3,200	$6.560000
8/10/2012	500	$6.565000
8/10/2012	700	$6.570000
8/10/2012	800	$6.570000
8/10/2012	400	$6.575000
8/10/2012	400	$6.580000
8/10/2012	1,400	$6.580000
8/10/2012	200	$6.590000
8/10/2012	2,400	$6.590000
8/10/2012	200	$6.595000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
8/10/2012	10,275	$6.600000
8/10/2012	21,038	$6.600000
8/10/2012	800	$6.605000
8/10/2012	1,411	$6.610000
8/10/2012	2,925	$6.610000
8/10/2012	1,197	$6.620000
8/10/2012	3,371	$6.620000
8/10/2012	1,700	$6.630000
8/10/2012	1,925	$6.630000
8/10/2012	700	$6.635000
8/10/2012	400	$6.640000
8/10/2012	1,736	$6.640000
8/10/2012	400	$6.645000
8/10/2012	14,200	$6.650000
8/10/2012	400	$6.655000
8/10/2012	4,200	$6.660000
8/10/2012	400	$6.670000
8/10/2012	300	$6.675000
8/10/2012	567	$6.680000
8/10/2012	600	$6.690000
8/10/2012	200	$6.695000
8/10/2012	664	$6.700000
8/13/2012	320	$6.930000
8/13/2012	320	$6.930000
8/15/2012	94	$7.390000
8/15/2012	1	$7.390000
8/15/2012	1	$7.320000
8/15/2012	20	$7.390000
8/15/2012	2	$7.390000
8/15/2012	672	$7.390000
8/15/2012	672	$7.390000
8/24/2012	100	$7.580000
8/24/2012	600	$7.590000
8/24/2012	1,700	$7.600000
8/24/2012	700	$7.610000
8/24/2012	300	$7.630000
8/24/2012	300	$7.640000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
8/24/2012	200	$7.650000
8/24/2012	200	$7.655000
8/24/2012	1,800	$7.660000
8/24/2012	500	$7.665000
8/24/2012	3,600	$7.670000
8/24/2012	6,600	$7.680000
8/24/2012	2,200	$7.690000
8/24/2012	9,102	$7.700000
8/24/2012	5,506	$7.710000
8/24/2012	2,802	$7.720000
8/24/2012	880	$7.730000
8/24/2012	100	$7.740000
9/5/2012	1,800	$9.122222
9/5/2012	1,800	$9.122222
9/5/2012	1,100	$9.079091
9/5/2012	700	$9.190000
9/6/2012	1,060	$9.525038
9/6/2012	1,060	$9.525038
9/6/2012	1,060	$9.525038
9/12/2012	5,618	$9.421557
9/12/2012	5,618	$9.421557
9/12/2012	700	$9.310000
9/12/2012	4,918	$9.437436
9/13/2012	1,050	$9.510000
9/13/2012	1,050	$9.510000
9/13/2012	1,050	$9.510000
9/17/2012	3,210	$8.721246
9/17/2012	3,210	$8.721246
9/17/2012	3,210	$8.721246
9/19/2012	300	$8.905000
9/19/2012	200	$8.910000
9/19/2012	1,696	$8.920000
9/19/2012	800	$8.925000
9/19/2012	1,105	$8.930000
9/19/2012	600	$8.960000
9/19/2012	1,000	$8.970000
9/19/2012	300	$8.980000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
9/19/2012	202	$8.990000
9/19/2012	100	$8.995000
9/19/2012	300	$9.000000
9/19/2012	100	$9.005000
9/19/2012	400	$9.010000
9/19/2012	100	$9.025000
9/19/2012	600	$9.030000
9/19/2012	500	$9.040000
9/19/2012	600	$9.050000
9/19/2012	300	$9.060000
9/20/2012	1,900	$8.750000
9/20/2012	200	$8.760000
9/20/2012	700	$8.770000
9/20/2012	100	$8.775000
9/20/2012	1,700	$8.780000
9/20/2012	1,100	$8.790000
9/20/2012	100	$8.795000
9/20/2012	1,700	$8.800000
9/20/2012	300	$8.810000
9/20/2012	300	$8.820000
9/20/2012	400	$8.830000
9/20/2012	300	$8.840000
9/20/2012	200	$8.870000
9/20/2012	900	$8.880000
9/20/2012	4,375	$8.890000
9/20/2012	932	$8.900000
9/20/2012	600	$8.910000
9/20/2012	457	$8.920000
9/20/2012	800	$8.930000
9/20/2012	100	$8.940000
9/20/2012	400	$8.950000
9/20/2012	300	$8.960000
9/20/2012	700	$8.970000
9/20/2012	1,005	$8.980000
9/20/2012	900	$8.990000
9/20/2012	500	$9.000000
9/20/2012	1,008	$9.010000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
9/20/2012	700	$9.020000
9/20/2012	500	$9.030000
9/21/2012	1,007	$8.770000
9/21/2012	300	$8.800000
9/21/2012	640	$8.810000
9/21/2012	400	$8.815000
9/21/2012	900	$8.820000
9/21/2012	100	$8.825000
9/21/2012	829	$8.830000
9/21/2012	304	$8.840000
9/21/2012	800	$8.850000
9/21/2012	200	$8.860000
9/21/2012	200	$8.890000
9/21/2012	100	$8.900000
9/21/2012	100	$8.905000
9/21/2012	304	$8.910000
9/21/2012	300	$8.920000
9/21/2012	1,000	$8.930000
9/21/2012	1,575	$8.940000
9/21/2012	600	$8.950000
9/21/2012	104	$8.960000
9/21/2012	800	$8.970000
9/21/2012	30	$9.000000
9/21/2012	100	$9.010000
9/21/2012	600	$9.020000
9/21/2012	300	$9.030000
9/21/2012	500	$9.040000
9/21/2012	3,700	$9.050000
9/21/2012	1,318	$9.060000
9/21/2012	100	$9.065000
9/21/2012	2,663	$9.070000
9/21/2012	5,003	$9.080000
9/21/2012	2,530	$9.090000
9/21/2012	100	$9.100000
9/21/2012	672	$8.730000
9/24/2012	600	$8.780000
9/24/2012	298	$8.790000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
9/24/2012	481	$8.800000
9/24/2012	300	$8.810000
9/24/2012	100	$8.830000
9/24/2012	400	$8.840000
9/24/2012	4	$8.850000
9/24/2012	200	$8.860000
9/24/2012	100	$8.870000
9/24/2012	200	$8.880000
9/24/2012	100	$8.890000
9/24/2012	201	$8.900000
9/24/2012	200	$8.910000
9/24/2012	1	$8.920000
9/24/2012	300	$8.925000
9/24/2012	600	$8.950000
9/24/2012	1,201	$8.960000
9/24/2012	1,200	$8.970000
9/24/2012	1,000	$8.980000
9/24/2012	4,575	$8.990000
9/24/2012	6,000	$8.995000
9/24/2012	12,936	$9.000000
9/24/2012	200	$9.005000
9/24/2012	8,052	$9.010000
9/24/2012	3,522	$9.020000
9/24/2012	2,863	$9.030000
9/24/2012	766	$9.040000
9/24/2012	600	$9.050000
9/24/2012	200	$9.060000
9/24/2012	400	$9.070000
9/24/2012	700	$9.080000
9/24/2012	700	$9.090000
9/24/2012	500	$9.100000
9/24/2012	500	$9.110000
9/24/2012	672	$8.995733
9/25/2012	1,100	$9.000000
9/25/2012	700	$9.005000
9/25/2012	5,133	$9.010000
9/25/2012	6,461	$9.020000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
9/25/2012	700	$9.025000
9/25/2012	13,221	$9.030000
9/25/2012	1,600	$9.035000
9/25/2012	14,076	$9.040000
9/25/2012	200	$9.045000
9/25/2012	10,036	$9.050000
9/25/2012	1,800	$9.055000
9/25/2012	8,393	$9.060000
9/25/2012	4,894	$9.065000
9/25/2012	32,697	$9.070000
9/25/2012	1,700	$9.075000
9/25/2012	5,650	$9.080000
9/25/2012	100	$9.085000
9/25/2012	1,893	$9.090000
9/25/2012	596	$9.095000
9/25/2012	5,605	$9.100000
9/25/2012	200	$9.105000
9/25/2012	4,807	$9.110000
9/25/2012	400	$9.115000
9/25/2012	6,875	$9.120000
9/25/2012	500	$9.125000
9/25/2012	3,700	$9.130000
9/25/2012	100	$9.135000
9/25/2012	2,227	$9.140000
9/25/2012	2,971	$9.150000
9/25/2012	2,998	$9.155000
9/25/2012	700	$9.160000
9/25/2012	100	$9.170000
9/25/2012	100	$9.180000
9/26/2012	100	$9.020000
9/26/2012	200	$9.040000
9/26/2012	500	$9.045000
9/26/2012	1,700	$9.050000
9/26/2012	800	$9.055000
9/26/2012	2,800	$9.060000
9/26/2012	2,500	$9.065000
9/26/2012	5,193	$9.070000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
9/26/2012	185	$9.075000
9/26/2012	2,515	$9.080000
9/26/2012	100	$9.085000
9/26/2012	3,596	$9.090000
9/26/2012	200	$9.095000
9/26/2012	32,326	$9.100000
9/26/2012	100	$9.105000
9/26/2012	3,800	$9.110000
9/26/2012	2,200	$9.115000
9/26/2012	40,700	$9.120000
9/26/2012	59,500	$9.125000
9/26/2012	6,631	$9.130000
9/26/2012	34,100	$9.135000
9/26/2012	41,734	$9.140000
9/26/2012	79,922	$9.145000
9/26/2012	27,664	$9.150000
9/26/2012	700	$9.155000
9/26/2012	2,400	$9.160000
9/26/2012	3,000	$9.165000
9/26/2012	1,099	$9.170000
9/26/2012	2,100	$9.175000
9/26/2012	6,500	$9.180000
10/2/2012	46,195	$10.200000
10/2/2012	1,003	$10.205000
10/2/2012	32,100	$10.210000
10/2/2012	200	$10.210100
10/2/2012	100	$10.215000
10/2/2012	3,800	$10.220000
10/2/2012	3,700	$10.230000
10/2/2012	900	$10.240000
10/2/2012	200	$10.250000
10/2/2012	100	$10.270000
10/2/2012	400	$10.280000
10/2/2012	100	$10.290000
10/2/2012	100	$10.300000
10/2/2012	670	$10.330000
10/2/2012	100	$10.340000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
10/2/2012	100	$10.360000
10/2/2012	32	$10.370000
10/2/2012	200	$10.380000
10/2/2012	300	$10.385000
10/2/2012	700	$10.395000
10/2/2012	1,800	$10.400000
10/2/2012	500	$10.405000
10/2/2012	4,900	$10.410000
10/2/2012	1,000	$10.420000
10/2/2012	700	$10.430000
10/2/2012	100	$10.440000
10/3/2012	700	$10.120000
10/3/2012	700	$10.130000
10/3/2012	500	$10.135000
10/3/2012	1,060	$10.150000
10/3/2012	100	$10.160000
10/3/2012	100	$10.170000
10/3/2012	300	$10.180000
10/3/2012	1,500	$10.185000
10/3/2012	1,401	$10.190000
10/3/2012	1,100	$10.195000
10/3/2012	6,300	$10.200000
10/3/2012	1,200	$10.205000
10/3/2012	2,508	$10.210000
10/3/2012	800	$10.215000
10/3/2012	13,281	$10.220000
10/3/2012	2,000	$10.225000
10/3/2012	3,180	$10.230000
10/3/2012	1,800	$10.235000
10/3/2012	31,050	$10.240000
10/3/2012	7,400	$10.245000
10/3/2012	37,512	$10.250000
10/3/2012	1,400	$10.255000
10/3/2012	15,754	$10.260000
10/3/2012	1,100	$10.265000
10/3/2012	4,054	$10.270000
10/3/2012	400	$10.275000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
10/3/2012	1,100	$10.280000
10/3/2012	800	$10.285000
10/3/2012	900	$10.290000
10/4/2012	424,381	$10.000000
10/4/2012	6,086	$10.005000
10/4/2012	11,690	$10.010000
10/4/2012	2,900	$10.015000
10/4/2012	5,500	$10.020000
10/4/2012	3,100	$10.030000
10/4/2012	8,000	$10.040000
10/4/2012	400	$10.045000
10/4/2012	2,500	$10.050000
10/4/2012	2,400	$10.060000
10/4/2012	200	$10.065000
10/4/2012	6,500	$10.070000
10/4/2012	1,000	$10.075000
10/4/2012	11,500	$10.080000
10/4/2012	4,700	$10.090000
10/4/2012	1,200	$10.095000
10/4/2012	2,400	$10.100000
10/4/2012	1,800	$10.110000
10/4/2012	1,200	$10.120000
10/4/2012	100	$10.125000
10/4/2012	500	$10.130000
10/4/2012	100	$10.140000
10/4/2012	200	$10.150000
10/4/2012	400	$10.160000
10/4/2012	100	$10.180000
10/4/2012	100	$10.190000
10/4/2012	300	$10.200000
10/4/2012	500	$10.210000
10/4/2012	400	$10.215000
10/4/2012	500	$10.220000
10/4/2012	300	$10.225000
10/4/2012	510	$10.230000
10/4/2012	100	$10.235000
10/4/2012	1,167	$10.240000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
10/4/2012	300	$10.250000
10/4/2012	200	$10.260000
10/4/2012	300	$10.280000
10/4/2012	1,200	$10.340000
10/4/2012	100	$10.350000
10/5/2012	40,943	$9.900000
10/5/2012	100	$9.905000
10/5/2012	5,914	$9.910000
10/5/2012	600	$9.915000
10/5/2012	2,600	$9.920000
10/5/2012	2,440	$9.930000
10/5/2012	100	$9.935000
10/5/2012	12,703	$9.940000
10/5/2012	5,540	$9.950000
10/5/2012	1,680	$9.960000
10/5/2012	2,300	$9.970000
10/5/2012	100	$9.975000
10/5/2012	1,036	$9.980000
10/5/2012	300	$9.985000
10/5/2012	5,700	$9.990000
10/5/2012	187,509	$10.000000
10/5/2012	600	$10.005000
10/5/2012	10,199	$10.010000
10/5/2012	3,999	$10.020000
10/5/2012	300	$10.025000
10/5/2012	1,631	$10.030000
10/5/2012	1,700	$10.040000
10/5/2012	4,951	$10.050000
10/5/2012	200	$10.055000
10/5/2012	2,300	$10.060000
10/5/2012	3,500	$10.070000
10/5/2012	1,521	$10.080000
10/5/2012	1,900	$10.090000
10/5/2012	500	$10.100000
10/5/2012	600	$10.110000
10/5/2012	1,420	$10.120000
10/5/2012	300	$10.140000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
10/5/2012	809	$10.150000
10/5/2012	3,000	$10.160000
10/5/2012	100	$10.165000
10/5/2012	3,912	$10.170000
10/5/2012	16,999	$10.180000
10/5/2012	4,000	$10.190000
10/5/2012	100	$10.200000
10/5/2012	100	$10.210000
10/8/2012	176,171	$9.800000
10/8/2012	7,107	$9.810000
10/8/2012	3,494	$9.820000
10/8/2012	300	$9.830000
10/8/2012	907	$9.840000
10/8/2012	1,860	$9.850000
10/8/2012	2,494	$9.860000
10/8/2012	406	$9.865000
10/8/2012	9,138	$9.870000
10/8/2012	1,908	$9.880000
10/8/2012	100	$9.885000
10/8/2012	2,467	$9.890000
10/8/2012	46,583	$9.900000
10/8/2012	6,100	$9.905000
10/8/2012	17,948	$9.910000
10/8/2012	2,500	$9.920000
10/8/2012	400	$9.930000
10/8/2012	200	$9.940000
10/8/2012	300	$9.950000
10/8/2012	1,200	$9.960000
10/8/2012	587	$9.970000
10/8/2012	1,430	$9.980000
10/8/2012	900	$9.990000
10/8/2012	1,000	$9.995000
10/8/2012	13,100	$10.000000
10/8/2012	200	$10.010000
10/8/2012	200	$10.015000
10/8/2012	200	$10.030000
10/8/2012	700	$10.040000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
10/8/2012	100	$10.045000
10/9/2012	19,274	$9.750000
10/9/2012	900	$9.755000
10/9/2012	7,962	$9.760000
10/9/2012	200	$9.765000
10/9/2012	2,200	$9.770000
10/9/2012	100	$9.775000
10/9/2012	4,294	$9.780000
10/9/2012	1,200	$9.790000
10/9/2012	3,985	$9.800000
10/9/2012	2,500	$9.810000
10/9/2012	300	$9.815000
10/9/2012	41,985	$9.820000
10/9/2012	2,325	$9.830000
10/9/2012	605	$9.840000
10/9/2012	77,200	$9.850000
10/9/2012	2,900	$9.860000
10/9/2012	600	$9.870000
10/9/2012	700	$9.880000
10/9/2012	3,500	$9.890000
10/9/2012	20,050	$9.900000
10/9/2012	2,100	$9.910000
10/9/2012	900	$9.920000
10/9/2012	1,300	$9.930000
10/9/2012	700	$9.940000
10/9/2012	19	$9.950000
10/10/2012	75,590	$9.750000
10/10/2012	5,200	$9.760000
10/10/2012	45,137	$9.770000
10/10/2012	3,841	$9.780000
10/10/2012	1,200	$9.790000
10/10/2012	50,600	$9.800000
10/10/2012	2,533	$9.810000
10/10/2012	100	$9.815000
10/10/2012	1,200	$9.820000
10/10/2012	300	$9.825000
10/10/2012	1,261	$9.830000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
10/10/2012	400	$9.835000
10/10/2012	700	$9.840000
10/10/2012	25,085	$9.850000
10/10/2012	6,300	$9.860000
10/10/2012	6,500	$9.870000
10/10/2012	100	$9.875000
10/10/2012	2,400	$9.880000
10/10/2012	1,300	$9.890000
10/10/2012	3,400	$9.900000
10/10/2012	2,000	$9.910000
10/10/2012	1,100	$9.920000
10/10/2012	600	$9.930000
10/10/2012	1,249	$9.940000
10/10/2012	800	$9.950000
10/10/2012	400	$9.960000
10/10/2012	400	$9.970000
10/11/2012	28,353	$9.750000
10/11/2012	1,200	$9.760000
10/11/2012	9,900	$9.770000
10/11/2012	1,400	$9.780000
10/11/2012	500	$9.790000
10/11/2012	109,204	$9.800000
10/11/2012	3,794	$9.810000
10/11/2012	100	$9.815000
10/11/2012	5,064	$9.820000
10/11/2012	300	$9.825000
10/11/2012	600	$9.830000
10/11/2012	400	$9.835000
10/11/2012	1,700	$9.840000
10/11/2012	175,910	$9.850000
10/11/2012	8,767	$9.860000
10/11/2012	4,323	$9.870000
10/11/2012	3,900	$9.880000
10/11/2012	2,700	$9.890000
10/11/2012	200	$9.895000
10/11/2012	3,689	$9.900000
10/11/2012	5,900	$9.905000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
10/11/2012	2,825	$9.910000
10/11/2012	100	$9.915000
10/11/2012	5,100	$9.920000
10/11/2012	2,000	$9.930000
10/11/2012	2,040	$9.940000
10/11/2012	400	$9.945000
10/11/2012	200	$9.947500
10/11/2012	2,634	$9.950000
10/11/2012	1,080	$9.960000
10/11/2012	2,194	$9.970000
10/11/2012	2,000	$9.980000
10/11/2012	3,328	$9.990000
10/11/2012	400	$9.995000
10/11/2012	1,795	$10.00000
10/11/2012	500	$10.00500
10/11/2012	5,400	$10.010000
10/11/2012	100	$10.020000
10/12/2012	31,509	$9.600000
10/12/2012	6,900	$9.610000
10/12/2012	1,300	$9.620000
10/12/2012	5,100	$9.630000
10/12/2012	100	$9.635000
10/12/2012	4,200	$9.640000
10/12/2012	31,913	$9.650000
10/12/2012	7,807	$9.660000
10/12/2012	100	$9.662500
10/12/2012	1,700	$9.670000
10/12/2012	400	$9.680000
10/12/2012	400	$9.690000
10/12/2012	270,541	$9.700000
10/12/2012	100	$9.700900
10/12/2012	400	$9.705000
10/12/2012	14,194	$9.710000
10/12/2012	300	$9.715000
10/12/2012	11,732	$9.720000
10/12/2012	11,108	$9.730000
10/12/2012	4,701	$9.740000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
10/12/2012	100	$9.745000
10/12/2012	6,783	$9.750000
10/12/2012	300	$9.755000
10/12/2012	1,736	$9.760000
10/12/2012	100	$9.765000
10/12/2012	3,600	$9.770000
10/12/2012	2,100	$9.780000
10/12/2012	1,800	$9.790000
10/12/2012	100	$9.795000
10/12/2012	1,723	$9.800000
10/12/2012	300	$9.805000
10/12/2012	500	$9.810000
10/12/2012	100	$9.815000
10/12/2012	4,253	$9.820000
10/12/2012	100	$9.825000
10/12/2012	3,146	$9.830000
10/12/2012	6,600	$9.840000
10/12/2012	2,500	$9.850000
10/12/2012	1,785	$9.860000
10/12/2012	800	$9.870000
10/12/2012	1,301	$9.880000
10/12/2012	100	$9.885000
10/12/2012	500	$9.890000
10/12/2012	400	$9.900000
10/12/2012	400	$9.910000
10/12/2012	500	$9.920000
10/12/2012	200	$9.930000
10/12/2012	300	$9.940000
10/12/2012	300	$9.950000
10/12/2012	100	$9.955000
10/12/2012	400	$9.960000
10/12/2012	400	$9.970000
10/15/2012	123,079	$9.500000
10/15/2012	500	$9.505000
10/15/2012	11,800	$9.510000
10/15/2012	200	$9.515000
10/15/2012	11,109	$9.520000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
10/15/2012	3,664	$9.530000
10/15/2012	1,200	$9.540000
10/15/2012	100	$9.545000
10/15/2012	12,748	$9.550000
10/15/2012	100	$9.555000
10/15/2012	1,500	$9.560000
10/15/2012	823	$9.570000
10/15/2012	200	$9.575000
10/15/2012	6,277	$9.580000
10/15/2012	5,300	$9.590000
10/15/2012	19,343	$9.600000
10/15/2012	200	$9.605000
10/15/2012	41,700	$9.610000
10/15/2012	6,100	$9.620000
10/15/2012	500	$9.625000
10/15/2012	4,700	$9.630000
10/15/2012	100	$9.635000
10/15/2012	2,848	$9.640000
10/15/2012	66,936	$9.650000
10/15/2012	3,086	$9.660000
10/15/2012	300	$9.665000
10/15/2012	6,260	$9.670000
10/15/2012	3,843	$9.680000
10/15/2012	2,200	$9.690000
10/15/2012	9,710	$9.700000
10/15/2012	100	$9.705000
10/15/2012	2,643	$9.710000
10/15/2012	100	$9.715000
10/15/2012	857	$9.720000
10/15/2012	9,693	$9.730000
10/15/2012	200	$9.735000
10/15/2012	4,292	$9.740000
10/15/2012	400	$9.745000
10/15/2012	91,427	$9.750000
10/15/2012	7,007	$9.760000
10/15/2012	100	$9.765000
10/15/2012	1,600	$9.770000

Sales

AMN Healthcare Services, Inc. (CUSIP: 001744101)

Trade Date	Number of Shares Sold	Price Per Share
10/15/2012	7,310	$9.780000
10/15/2012	10,000	$9.790000
10/15/2012	100	$9.795000
10/15/2012	19,100	$9.800000
10/15/2012	600	$9.805000
10/15/2012	500	$9.810000
10/15/2012	100	$9.815000
10/15/2012	1,300	$9.820000
10/15/2012	900	$9.825000
10/15/2012	200	$9.827500
10/15/2012	1,800	$9.830000
10/15/2012	100	$9.835000
10/15/2012	1,016	$9.840000
10/15/2012	200	$9.845000
10/15/2012	3,132	$9.850000
10/15/2012	1,700	$9.860000
10/15/2012	2,900	$9.865000
10/15/2012	5,700	$9.870000
10/15/2012	600	$9.875000
10/15/2012	4,200	$9.880000
10/15/2012	400	$9.885000
10/15/2012	2,200	$9.890000
10/15/2012	100	$9.895000
10/15/2012	6,732	$9.900000
10/15/2012	2,000	$9.910000
10/15/2012	2,500	$9.920000
10/15/2012	1,200	$9.930000
10/15/2012	200	$9.940000
10/15/2012	100	$9.960000